SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2010

DATE, TIME AND PLACE: On April 27, 2010, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3,434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: Shareholders representing over seventy-one (71%) of the voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Mr. Claudio Zezza, Chief Financial and Investor Relations Officer of the Company, Mr. Miguel Roberto Gherrize, Chairman of the Company’s Board of Auditors/Audit Committee, Mr. Saulo L. Bonizzatto, representative of Accenture do Brasil Ltda., and Mr. Claudio Camargo, representative of the Company’s independent auditors, Ernst & Young Auditores Independentes S.S. (“Ernst & Young”).

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mrs. Alessandra Catanante.

CONVENING AND PUBLICATIONS: (1) Call Notice published on March 26, 29 and 30, 2010, on pages 56, 173 and 127 of the Official Gazette of the State of Rio de Janeiro, C-11, D-3 and B-15 of the Valor Econômico and A-19, A-29 and A-15 of the Jornal do Commercio, respectively; (2) The notice provided for in Section 133 of the Brazilian Law No. 6,404/1976 was published on March 26, 29 and 30, 2010, on pages 54, 173 and 128 of the Official Gazette of the State of Rio de Janeiro, C-7, D-3 and B-15 of the Valor Econômico and A-19, A-29 and A-15 of the Jornal do Commercio, respectively; and (3) The management’s report, the financial statements, the Board of Auditors/Audit Committee’s opinion and the independent auditors’ opinion related to the fiscal year ended on December 31, 2009 were published on March 03, 2010, on pages 23 to 36 of the Official Gazette of the State of Rio de Janeiro, A-25 to A-31 of the Valor Econômico and A-13 to A-23 of the Jornal do Commercio.

READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAWING OF MINUTES: (1) Reading of documents related to the agenda to be discussed in this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) Voting statements, protests and dissidences by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company’s headquarters, pursuant to the provided for in the Section 130, paragraph 1, of the Brazilian Law No. 6,404/1976; (3) It was authorized the drawing up of these minutes as a summary and publication thereof without the signatures of all shareholders, as provided for in Section 130, paragraphs 1 and 2, of the Brazilian Law No. 6,404/1976, respectively; and (4) The minutes of this Annual and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provided for in Section 131, sole paragraph, of the Brazilian Law No. 6,404/1976.

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AGENDA: On Annual Shareholders` Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31, 2009; (2) To resolve on the proposal for the allocation of the results related to the fiscal year 2009 and distribution of dividends by the Company; (3) To ratify the appointment by cooptation of the effective members, as well as the Chairman of the Company’s Board of Directors, resolved at the Board of Directors’ Meeting held on March 24, 2010, so as to complement the current term of office, pursuant to the provided for in Section 150 of the Brazilian Law No. 6,404/1976 and the sole paragraph of Section 28 of the Company’s By-Laws; (4) To resolve on the proposed compensation to the Company’s managers for the fiscal year 2010; and (5) To appoint the effective and alternate members of the Company’s Board of Auditors and to resolve on the proposed compensation to those members. On Extraordinary Shareholders` Meeting: to resolve on the following proposals: (1) Extension of the period of the Cooperation and Support Agreement, to be entered into by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener; and (2) Amendment to item XX of Section 25 and to Section 31 of the Company’s By-Laws and its respective consolidation.

RESOLUTIONS: Upon review and discussion on the matters contained in the Agenda, the shareholders resolved: On Annual Shareholders’ Meeting: (1) to approve, by majority of votes, being recorded hereby the abstention of the shareholders legally excluded from such approval, based on the information furnished by the Company, the Board of Auditors/Audit Committee and the independent auditors, the management’s report and the financial statements of the Company, dated as of December 31, 2009, duly audited by the independent auditors of the Company and enclosed with the respective Opinion, as well as with the Opinion of the Board of Auditors/Audit Committee; (2) to approve, by majority of votes, the management’s proposal for allocation of the results related to the fiscal year 2009 and distribution of dividends by the Company, which provides that the 2009 Net Profits, in the amount of two hundred and fourteen million, eight hundred and ninety-three thousand, three hundred and fifty-three reais and seventy-five cents (R$ 214,893,353.75) shall have the following destination: (a) according to Section 193 of the Brazilian Law No. 6,404/1976, five percent (5%) of the 2009 Net Profits, in the amount of ten million, seven hundred and forty-four thousand, six hundred and sixty-seven reais and sixty-nine cents (R$ 10,744,667.69), shall be destined to the Legal Reserve; and (b) the remaining balance of the 2009 Net Profits, in the amount of two hundred and four million, one hundred and forty-eight thousand, six hundred and eighty-six reais and six cents (R$ 204,148,686.06), shall be fully distributed to the preferred shareholders as prime dividends, pursuant to the Company’s By-Laws. Therefore, each preferred share shall be entitled to receive twelve cents and five hundred and ten thousandths of cents (R$ 0.1251), to be paid within sixty (60) days from the date thereof. It was noted that the holders of common shares of the Company shall not receive minimum dividends whereas the 2009 Net Profits have been insufficient to fully pay the prime dividends due to the preferred shareholders; (3) by majority of votes, to ratify the appointment (a) of Mr. Manoel Horácio Francisco da Silva, Brazilian citizen, married, bachelor in Administration, bearer of the identity card No. 3.098.648, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under No. 066.526.978 -15, domiciled at Rua Dr. Renato Paes de Barros, No. 1017, 12th floor, Itaim Bibi, in the City and State of São Paulo, as Chairman of the Board of Directors; (b) of Mr. Andrea Mangoni, Italian citizen, married, bachelor in Administration, bearer of the Italian passaport No. 258232W, valid until December 05, 2010, enrolled with the CPF/MF under No. 061.139.837 -06, domiciled at Via Corso d’Italia, No. 41, in the City of Rome, Italy, as effective member of the Board of Directors; and (c) of Mr. Adhemar Gabriel Bahadian, Brazilian citizen, married, retired diplomat, bearer of the identity card No. MRE1839, enrolled with the CPF/MF under No. 012.987.207 -53, domiciled at Avenida Epitácio Pessoa, No. 2214, apt. 703, Leblon, in the City and State of Rio de Janeiro, as effective member of the Board of Directors, all of them to complement the current term of office, pursuant to the provided for in Section 150 of the Brazilian Law No. 6,404/1976 and the sole paragraph of Section 28 of the Company’s By-Laws, according to the resolution carried out at the Board of Directors’ Meeting held on March 24, 2010. It shall be recorded hereby that the members of the Board of Directors which had their respective appointments ratified herein have previously executed the Statement provided for in the CVM Instruction No.

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367/2002, in accordance with the provisions of Section 147 of the Brazilian Law No. 6,404/1976, which shall be filed in the Company’s headquarters. Due to the resolutions above, the Board of Directors remain composed by Messrs. Manoel Horácio Francisco da Silva – Chairman, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Andrea Mangoni, Stefano de Angelis, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Andrea Sandro Calabi, all of them with term of office until the Annual Shareholders’ Meeting to be held in 2011; (4) to approve, by majority of votes, the compensation to the managers for the fiscal year 2010, as follows: (a) Compensation to the Board of Directors: total annual compensation in the amount of six hundred and seventy-two thousand reais (R$ 672,000.00), to be granted to the Directors individually in accordance with the criteria to be resolved in the next Board of Directors’ Meeting; and (b) Compensation to the Board of Executive Officers: total annual compensation in the amount of up to three million, six hundred and fifty thousand reais (R$ 3,650,000.00) . Regarding the compensation of the Board of Executive Officers, from the amount hereby approved, eighty-one percent (81%) corresponds to the fixed compensation and nineteen percent (19%) corresponds to the variable compensation (bonus / profit sharing to be determined in accordance with the Company’s variable compensation policy); and (5) to elect, primarily, at a separate voting, pursuant to paragraph 4, item “a”, of the Section 161 of the Brazilian Law No. 6,404/1976: (a) by the majority of the preferred shareholders of the Company who attended the meeting, with abstention of the controlling shareholders in the voting, as effective member of the Company’s Board of Auditors/Audit Committee, Mr. Carlos Alberto Caser, Brazilian citizen, single, lawyer, enrolled with the OAB/DF under No. 13.594 and the CPF/MF under No. 620.985.947 -04, domiciled at SQSW No. 301, Block B, apt. 511, Sudoeste, in the City of Brasília, Distrito Federal, having as alternate member Mr. Roberto Yoshio Miura, Brazilian citizen, single, civil engineer, bearer of the identity card No. 7.662.440, enrolled with the CPF/MF under No. 029.906.338 -04, domiciled at AOS No. 7, Block E, apt. 212, Octogonal, in the City of Brasília, Distrito Federal; and (b) by the minority common shareholders, with abstention of the controlling shareholders in the voting, were received proposals from the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, from the shareholders POLO Norte FIM, POLO FIA e Vinson Fund, LLC, and from the shareholders CSHG Verde Equity Master Fundo de Investimento em Ações, CSHG Verde Master Fundo de Investimento Multimercado, CSHG Strategy Long Short Master Fundo de Investimento Multimercado and Green HG Fund, LLC, being elected, as effective member of the Company’s Board of Auditors/Audit Committee, Mr. Alfredo Ferreira Marques Filho, Brazilian citizen, married, auditor, bearer of the identity card No. 11.726.931 -1, enrolled with the CPF/MF under No. 028.236.498 -67, domiciled at Rua Com. Miguel Calfat, No. 109, Vila Olímpia, in the City and State of São Paulo, and as alternate member, Mr. Francisco de Paula dos Reis Junior, Brazilian citizen, married, auditor, bearer of the identity card No. 9448100-3, issued by SSP-SP, enrolled with the CPF/MF under No. 007.190.878 -13, domiciled at Rua dos Ingleses, No. 609, in the City and State of São Paulo; and to elect, by majority of votes of the remaining holders of common shares who attended this meeting, to compose the Company’s Board of Auditors/Audit Committee: (a) as effective member, Mr. Miguel Roberto Gherrize, Brazilian citizen, married, economist, accountant and manager, bearer of the identity card No. 2.563.050, enrolled with the CPF/MF under No. 107.140.308 -72, domiciled at Rua Joaquim José Esteves, No. 60, apt. 192c, Santo Amaro, in the City and State of São Paulo, having as alternate member Mr. Samuel de Paula Matos, Brazilian citizen, married, economist and accountant, bearer of the identity card No. 4.104.837, enrolled with the CPF/MF under No. 069.815.428 -20, domiciled at Alameda Sarutaiá, No. 320, 22nd floor, Jardim Paulista, in the City and State of São Paulo; (b) as effective member, Mr. Alberto Emmanuel Carvalho Whitaker, Brazilian citizen, married, manager and lawyer, bearer of the identity card No. 2.025.093, enrolled with the CPF/MF under No. 002.337.738 -00, domiciled at Alameda Itu, No. 823, apt. 31, Cerqueira Cesar, in the City and State of São Paulo, having as alternate member Mr. J oão Verner Juenemann, Brazilian citizen, married,

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accountant and manager, bearer of the identity card No. 3.010.401.283, enrolled with the CPF/MF under No. 000.952.490 -87, domiciled at Rua André Poente, No. 238, Bairro Independência, in the City of Porto Alegre, State of Rio Grande do Sul; and (c) as effective member, Mr. Oswaldo Orsolin, Brazilian citizen, married, economist and accountant, bearer of the identity card No. 2.911.852 -9, enrolled with the CPF/MF under No. 034.987.868 -49, domiciled at Avenida Lopes de Azevedo, No. 154, house 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Mr. Roosevelt Alves Fernandes Leadebal, Brazilian citizen, married, economist, bearer of the identity card No. 74.045, enrolled with the CPF/MF under No. 016.083.804 -59, domiciled at SQSW No. 305, Block G, apt. 407, in the City of Brasília, Distrito Federal. The shareholders who appointed the Board of Auditors/Audit Committee’s members hereby elected stated that, as a condition for the investiture and installation of such effective and alternate members hereby elected, shall obtain from them, within thirty (30) days, or even previously to the next Board of Auditors/Audit Committee’s Meeting, which occurs first, the confirmation that they are duly qualified and comply with the requirements set forth in the Brazilian Law No. 6,404/1976 and in the Company’s By-Laws to perform the position of member of the Company’s Board of Auditors/Audit Committee, except with respect to those who used to perform previously the respective positions. The Board of Auditors/Audit Committee’s members hereby elected shall remain in office until the Annual Shareholders’ Meeting of the Company to be held in 2011 and shall take office upon fulfillment of the applicable conditions and execution of the respective instruments of appointment, in the term and as provided for in the Brazilian Law No. 6,404/1976 and the Company’s By-Laws, except with respect to those who used to perform previously the respective positions. It was also approved, by unanimous decision, the annual compensation to the Board of Auditors/Audit Committee’s members for the fiscal year 2010, in the total amount of seven hundred and fifty thousand reais (R$ 750,000.00), corresponding to a monthly amount of twelve thousand and five hundred reais (R$ 12,500.00) per member. On Extraordinary Shareholders’ Meeting: (1) according to the documentation previously disclosed in the Company’s website regarding the history of the Cooperation and Support Agreement (“Agreement”) and the benefits accrued by TIM Celular S.A. due to the Agreement, to approve, by majority of votes, including the votes of the preferred shareholders, in compliance with Section 13, sole paragraph, of the Company’s By-Laws, being recorded hereby the abstention of the shareholder TIM Brasil Serviços e Participações S.A., the extension for another twelve (12) months, by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener, of the Agreement, from January 3, 2010 to January 2, 2011, and in the amount corresponding in reais of up to eight million, eight hundred and ninety thousand Euros (€ 8,890,000.00), pursuant to the proposal examined by the Board of Directors in its meeting held on February 23, 2010, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement; and (2) to approve, by majority of votes: (a) the proposed amendment to item XX of Section 25 of the Company’s By-Laws. Therefore, item XX of Section 25 of the Company’s By-Laws shall be in effect from now on with the following wording: “Section 25 – In addition to the duties provided by law, the Board of Directors is responsible for: XX. electing and dismissing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;”; (b) the proposed amendment to Section 31 of the Company’s By-Laws. Therefore, Section 31 of the Company’s By-Laws shall be in effect from now on with the following wording: “Section 31 - The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of nine (9) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, one shall be entitled as Chief Executive Officer and the others shall

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be entitled as established by the Board of Directors. Paragraph One - In case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive Officer or an alternate to fill it in for the unexpired term of mandate. Paragraph Two - In the absence or temporary incapacity of any Officer, an alternate shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Executive Officers.”; and (c) the consolidation of the Company’s By-Laws. It shall be recorded hereby that the shareholders CSHG Verde Equity Master Fundo de Investimento em Ações, CSHG Verde Master Fundo de Investimento Multimercado, CSHG Strategy Long Short Master Fundo de Investimento Multimercado and Green HG Fund, LLC did not participate on the resolutions related to the Extraordinary Shareholders’ Meeting, whereas their representative did not have express powers for such purpose. The voting statements received from the shareholders who attended this meeting were numbered and certified by the Board and shall be filed at the Company’s headquarters.

CLOSING: Nothing further to discuss, the Chairman of the Meeting Board suspended the works for the time necessary to draw up these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Board and the shareholders identified below. Shareholders: TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (p.p. Sérgio Ibrain Figueira Salluh), CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI (p.p. Kátia Bitencourt), JVCO PARTICIPAÇÕES LTDA. (p. Leo Julian Simpson), NELSON SEQUEIROS RODRIGUEZ TANURE, NELSON DE QUEIROZ SEQUEIROS TANURE, LEONARDO MARQUES WANDERLEY, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, CREDIT AGRICOLE ASSET MANAGEMENT, POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, POLO FUNDO DE INVESTIMENTO EM AÇÕES, VINSON FUND LLC, GREEN HG FUND, LLC, CSHG STRATEGY LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NORGES BANK, CAPITAL INTERNATIONAL EMERGING MARKETS FUND, EMERGING MARKETS GROWTH FUND INC, CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS, CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-US) EQUITY MASTER FUND, CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-US) EQUITY FUND FOR TAX-EXEMPT TRUST, CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQ FUND FOR TAX-EXEMPT TRUSTS, RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, AUSTRALIAN REWARD INVESTMENT ALLIANCE, FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FID EM MKTS EQ CEN FUND, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ARTISAN EMERGING MARKETS FUND, AT&T UNION WELFARE BENEFIT TRUST, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREM, COLLEGE RETIREMENT EQUITIES FUND, DUPONT PENSION TRUST, EATON VANCE STRUCTURED EMERGING MARKETS FUND, EATON VANCE TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND, FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S., FIDELITY INVEST TRUST LATIN AMERICA FUND, FIDELITY LATIN AMERICA FUND, FORTIS L FUND EQUITY LATIN AMERICA, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, ING GLOBAL VALUE CHOICE FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES MSCI BRIC INDEX FUND, JOHN

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HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, MICROSOFT GLOBAL FINANCE, MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO, NEW YORK STATE NURSES ASSOCIATION PENSION PLAN, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, RUSSEL INVESTMENT COMPANY GLOBAL EQUITY FUND, RUSSEL INVESTMENT COMPANY II PLC, SCHWAB EMERGING MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, SOUTH DAKOTA RETIREMENT SYSTEM, SSM HEALTH CARE PORTFOLIO MANAGEMENT COMPANY, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, TEACHER RETIREMENT SYSTEM OF TEXAS, THE CULLEN FOUNDATION, THE FUTURE FUND BOARD OF GUARDIANS, THE MASTER T B OF JAPAN LTD RE MTBC400035147, UAW RETIREE MEDICAL BENEFITS TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P., WILMINGTON MULTI-MANAGER INTERNATIONAL FUND, COX ENTERPRISES INC MASTER TRUST, EMERGING GLOBAL SHARES INDXX BRAZIL INFRASTRUCTURE, IBM DIVERSIFIED GLOBAL EQUITY FUND, POLICEMEN S ANNUITY A B F C OF CHICAGO and VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS (p.p. Daniel Alves Ferreira).

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 27, 2010.

ROBSON GOULART BARRETO	ALESSANDRA CATANANTE
Chairman of the Board	Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 27, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.